USF&G Corporation
Exhibit 12 - Computation of Ratio of Consolidated Earnings to Fixed Charges and Preferred Stock Dividends

                                                For the Years Ended December 31
(dollars in millions)                            1994         1993         1992
Fixed Charges
  Interest expense                                $37          $41          $40
  Interest capitalized                              -            -            8
  Portion of rents representative of interest (A) 159           27           28
         Total fixed charges                      196           68           76
  Preferred stock dividend requirements (B)        46           48           48
Combined Fixed Charges and Preferred Stock
 Dividends                                       $242         $116         $124
Consolidated Earnings Available for Fixed
 Charges and Preferred Stock Dividends
  Income (loss) from continuing operations
    before income taxes and cumulative effect
    of adopting new accounting standards         $(49)         $99          $35
  Adjustments:
  Fixed charges                                   196           68           76
       Less interest capitalized during the
        period                                      -            -           (8)

  Consolidated earnings available for fixed
   charges and preferred stock dividends         $147         $167         $103

Ratio of Consolidated Earnings to Fixed
  Charges (C)(D)                                  0.7          2.5          1.4
Ratio of Consolidated Earnings to Combined Fixed
 Charges and Preferred Stock Dividends (C)(D)     0.6          1.4          0.8

(A) Includes approximately $130 million net present value of rents representative of interest included in facilities exit costs in 1994.

(B) Preferred stock dividend requirements of $46 million in 1994 and $48 million in both 1993 and 1992 divided by 100% less the effective income tax rate of 0% in 1994, 1993, and 1992.

(C) In 1994, the ratio of consolidated earnings before facilities exit costs to fixed charges was 3.0, and the ratio of consolidated earnings before facilities exit costs to combined fixed charges and preferred stock dividends was 1.8.

(D) In 1994, earnings were inadequate to cover fixed charges by $49 million and combined fixed charges and preferred stock dividends by $95 million.